Exhibit 99.1

Index to Financial Statements

Page (s)

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:
Balance Sheets at December 31, 2010 and 2009	F-3

Statements of Operations for the Years Ended December 31, 2010 and 2009	F-4

Statement of Changes in Stockholders’ Equity (Deficit) for the Years Ended December 31, 2010 and 2009	F-5

Statements of Cash Flows for the Years Ended December 31, 2010 and 2009	F-6

Notes to Financial Statements	F-7 to F-13

Report of Independent Registered Public Accounting Firm

Board of Directors
Aurios Inc.

We have audited the accompanying balance sheets of Aurios Inc. as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurios Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Phoenix, Arizona
April 14, 2011

AURIOS INC.
BALANCE SHEETS

	December 31,	December 31,
	2010	2009

ASSETS
Current Assets:
Cash	$23,438	$6,676
Accounts receivable	975	2,932
Inventory	5,135	19,469
Total Assets	$29,548	$29,077

LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$67,148	$62,396
Accrued interest	84	-
Notes payable -related party, net of discount	15,625	-
Due to related party	-	1,792

Total Current Liabilities	82,857	64,188

Long-Term Liabilities
Accrued interest	15,623	11,683
Note payable -related party, net of discount	66,245	44,121
Total Liabilities	164,275	119,992

Stockholders' Equity/(Deficit):
Convertible preferred stock -no par value; 10,000,000 shares authorized, 0 and 460,000 shares issued and outstanding at December 31, 2010 and December 31, 2009, respectively	-	115,000
Common stock -no par value; 90,000,000 shares authorized, 3,678,000 and 2,400,000 shares issued and outstanding at December 31, 2010 and at December 31, 2009, respectively	197,795	50,795
Additional paid-in capital	37,124	-
Accumulated deficit	(370,096)	(256,710)

Total Stockholders' Equity/(Deficit)	(135,177)	(90,915)

Total Liabilities and Stockholders' Equity/(Deficit)	$29,548	$29,077

The Accompanying Notes are an Integral
Part of the Financial Statements

AURIOS INC.
STATEMENTS OF OPERATIONS

	Years Ended
	December 31,
	2010	2009

Sales	$18,532	$32,029

Cost of Sales	11,343	18,937

Gross Profit	7,189	13,092

General and Administrative Expenses	115,871	140,230

Loss from Operations	(108,682)	(127,138)

Other Expense	55	384
Interest Expense	4,649	4,103
	4,704	4,487

Net Loss	$(113,386)	$(131,625)

Loss per share - basic and diluted	$(0.03)	$(0.06)

Weighted average shares outstanding	3,439,907	2,244,011

The Accompanying Notes are an Integral
Part of the Financial Statements

AURIOS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2010 and 2009

							Total
			Convertible		Additional		Stockholders'
	Common Stock		Preferred Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance at December 31, 2008	2,240,000	$10,795	460,000	$115,000	-	$(125,085)	$710

Proceeds from issuance of common stock	160,000	40,000					40,000

Net loss for the year ended December 31, 2009						(131,625)	(131,625)

Balance at December 31, 2009	2,400,000	50,795	460,000	115,000	-	(256,710)	(90,915)

Preferred stock conversion to common stock	1,150,000	115,000	(460,000)	(115,000)			-

Common stock issued	128,000	32,000					32,000

Common stock warrants issued with related party notes					37,124		37,124

Net loss for the year ended December 31, 2010						(113,386)	(113,386)

Balance at December 31, 2010	3,678,000	$197,795	-	$-	$37,124	$(370,096)	$(135,177)

The Accompanying Notes are an Integral
Part of the Financial Statements

AURIOS INC.
STATEMENTS OF CASH FLOWS

	Years Ended
	December 31,
	2010	2009

Increase / (Decrease) in Cashflows
Cash flows from operating activities:
Net Loss	$(113,386)	$(131,625)
Adjustments to reconcile net loss to net cash
used by operating activities:
Warrants and beneficial conversion	625	-
Note payable issued for legal services	44,248	-
Changes in Assets and Liabilities:
Accounts receivable	1,957	2,505
Inventory	14,334	(2,864)
Accounts payable	4,752	49,898
Accrued interest	4,024	4,103
Due to related party	(1,792)	1,338

Net cash used by operating activities	(45,238)	(76,645)

Cash flows from financing activities:
Proceeds from notes payable - related party	30,000	-
Proceeds from common stock subscribed	32,000	40,000
Net cash provided by financing activities	62,000	40,000

Net change in cash and cash equivalents	16,762	(36,645)

Cash and cash equivalents at beginning of period	6,676	43,321

Cash and cash equivalents at end of period	$23,438	$6,676

Supplemental Information:
Interest paid	$-	$-
Income taxes paid	$-	$-

Non-Cash Investing and Financing Activities
Conversion of preferred stock to common stock	$115,000	$-

The Accompanying Notes are an Integral
Part of the Financial Statements

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Nature of Corporation

Aurios Inc. (the “Company” or “we”) is a corporation which was formed under the laws of the State of Arizona on August 7, 2001. Its principal business activity is the marketing of vibration and motion control technology to the audio/video markets. The Company’s sales occur throughout the United States. The Company is a former wholly-owned subsidiary of True Gravity Enterprises Inc. (“TGE”). On December 31, 2007, the principal shareholder, who is also a director and officer of the Company, purchased all of the stock owned by TGE. Through June 30, 2007, TGE paid all Company expenses including payroll and vendors. It charged the Company $1,500 per month as a rent and management fee. Beginning June 30, 2007, the Company began paying its vendors, but continued to contract with TGE for rent and for certain services performed by TGE.  On February 25, 2010, TGE sold substantially all of its assets to Advanced Vibration Technologies Inc., an Arizona corporation (“AVT”). Pursuant to a Management and Rental Agreement between AVT and the Company, the Company entered into an agreement to pay AVT $1,500 per month for rent and certain management services. This agreement expired on July 31, 2010. The Company no longer pays a management or rental fee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Significant estimates are used when accounting for stock-based compensation, as well as the recoverability of inventory, and the collectability of accounts receivable.  These are discussed in the respective notes to the financial statements.

Stock Split

On August 31, 2009 the Company's Board of Directors approved a 2.5-for-1 forward stock split which resulted in 2,240,000 shares outstanding.  The conversion ratio for the Company's Series A Convertible Preferred Stock ("Preferred Stock") also adjusted to reflect the change from one share of Preferred Stock being convertible into one share of Common Stock to a conversion ratio of one share of Preferred Stock being convertible into 2.5 shares of Common Stock.

Revenue Recognition

The Company derives its revenues primarily from the sale of vibration and motion control devices through sales on the Company’s website and its distributors. Revenues are recognized at the time the sale is completed and shipped. Once shipped, title to the products, as well as the risks and rewards of ownership, pass to the customers.

Advertising Costs

Advertising costs are expensed as incurred.  Advertising expense for the years ended December 31, 2010 and 2009 were $0 and $3,700, respectively.

Cash and Cash Equivalents

For financial accounting purposes, cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Accounts Receivable

The Company provides for potentially uncollectible accounts receivable by use of the allowance method.  The allowance is provided based upon a review of the individual accounts outstanding and the Company’s prior history of uncollectible accounts receivable.  As of December 31, 2010 and 2009 there was no provision for uncollectible trade accounts receivable.  The Company does not accrue interest charges on delinquent accounts receivable.  The accounts are generally unsecured.

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or market value. We regularly assess inventory quantities on hand and record provisions for excess and obsolete inventory based primarily on our estimated forecast of product demand.

Deferred Income Taxes

Deferred income taxes are provided for on an asset and liability method, whereby deferred tax assets and liabilities are recognized for deductible temporary differences and operating loss carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that the carryforwards will not be utilized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Discount on Debt

During the year ended December 31, 2010, the Company issued convertible debt instruments together with detachable warrants.  This resulted in a beneficial conversion feature and the value of the warrants creating a discount on the debt.  The intrinsic value of a beneficial conversion feature inherent to a convertible note payable, which is not bifurcated and accounted for separately from the convertible note payable and may not be settled in cash upon conversion, is treated as a discount to the convertible note payable. This discount is amortized over the period from the date of issuance to the date the note is due using the effective interest method. If the note payable is retired prior to the end of its contractual term, the unamortized discount is expensed in the period of retirement to interest expense.

In general, the beneficial conversion feature is measured by comparing the effective conversion price, after considering the relative fair value of detachable instruments included in the financing transaction, if any, to the fair value of the common shares at the commitment date to be received upon conversion.

New Accounting Pronouncements

There have been no recent accounting pronouncements issued which are expected to have a material effect on the Company’s financial statements.

Stock-Based Compensation

The Company recognizes stock-based compensation based on the fair value of the award on the date of grant.  The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model.

Earnings Per Share

The earnings per share accounting guidance provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.

As of December 31, 2009 there were 460,000 shares of Series A Convertible Preferred Stock convertible into 1,150,000 common shares. These shares were not included in the determination of diluted earnings per share as their effect was anti-dilutive. Holders of shares of Series A Convertible Preferred Stock are entitled to receive dividends as declared from time to time by the board of directors. Since their issuance, no dividends have been declared on the Series A Convertible Preferred Stock. On March 9, 2010, the 460,000 shares of Series A Convertible Preferred Stock were converted into 1,150,000 common shares. As of December 31, 2010, warrants to purchase 247,489 shares of the Company’s common stock were not included in the determination of diluted loss per share, as they were antidilutive, and would decrease the loss per share. In addition, the notes payable were convertible into 247,490 shares of common stock, which also would have been anti-dilutive and have been excluded in the calculation of loss per share.  There were no potentially dilutive securities outstanding as of December 31, 2009.

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Earnings Per Share (continued)

On August 31, 2009, the Company approved a 2.5 for 1 stock split of its outstanding common stock, which resulted in 2,240,000 shares of Common Stock outstanding, which has been reflected retroactively for all periods presented.

Fair Values of Financial Instruments

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and short-term loans approximate their fair values because of the relatively short-term maturity of these instruments, or for long-term debt based on borrowing rates currently available to the Company for loans with similar terms and maturities.

Note 2
Related Party Transactions

The Company had a balance due to a related party, TGE, in the amount of $0 and $1,500 at December 31, 2010 and 2009, respectively. These are considered short term in nature and non-interest bearing.

The Company had a note payable to a related party, TGE, in the amount of $44,121 as of December 31, 2010 and 2009, bearing interest at a rate of 8.25%. All outstanding principal and interest was due and payable on December 15, 2010. In December 2010, the note and accrued interest were extended from December 15, 2010 until January 15, 2012. As of December 31, 2010 and 2009, there was accrued interest in the amount of $15,623 and $11,683, respectively.

In July 2007, the Company entered into a non-exclusive License Agreement with a related party, TGE, giving the Company rights in various patents, pending applications for patents and trademarks in various countries of the world, including the United States. The Company pays the related party five percent (5.0%) of worldwide net sales of the licensed products. In October 2007, the License Agreement was amended to provide that the royalty would begin to accrue on January 1, 2008. This agreement was terminated on February 25, 2010 as a result of the sale of substantially all of TGE’s assets to AVT; such sale included the sale of the licensed patent. The Company entered into a License Agreement with AVT and now pays AVT a royalty equal to five percent (5%) of worldwide net sales of the licensed products. As of December 31, 2010 and December 31, 2009, the accrued royalty the Company owed to TGE was $0 and $292, respectively. TGE shares common management with the Company and both the Company and TGE have the same majority owner.

On February 25, 2010, TGE sold substantially all of its assets to AVT, an Arizona corporation.

The Company and TGE, its affiliate and former parent, entered into an administrative services/rental agreement on January 1, 2009. Under such agreement, TGE performed certain administrative duties for Aurios and provided it office space as required at $1,500 per month. Aurios has no employees and had contracted with TGE for all services. Paul Attaway controls TGE as its principal shareholder and an officer and director. This agreement was terminated on February 25, 2010 as a result of the sale of substantially all of TGE’s assets to AVT. After February 25, 2010, AVT provided administrative support and personnel to the Company at $1,500 per month under a Management and Rental Agreement that expired on July 31, 2010. During the years ended December 31, 2010 and 2009, the Company paid fees of $10,500 and $18,000, respectively, for the aforementioned services.

On March 26, 2010, TGE, the Company’s affiliate and former parent, assigned the Company its federally registered trademark “Aurios” in consideration for a payment of $100. On April 1, 2010, TGE assumed ownership of all parts and raw materials maintained in the inventory. The Company now maintains only a finished goods inventory, which resulted in approximately a $15,000 reduction in inventory.

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2
Related Party Transactions (Continued)

On March 25, 2010, Paul Attaway, an officer and director of the Company, purchased 48,000 shares of common stock for $0.25 per share for a total of $12,000 in the Company's private placement of common stock.

On March 26, 2010 and March 29, 2010, Ira J. Gaines and Christian J. Hoffmann, III, respectively, both of whom are principal shareholders of the Company, each purchased 40,000 shares of common stock for $0.25 per share for a total of $10,000 each in the Company's private placement of common stock.

On December 15, 2010, Ira J. Gaines, Paul Attaway, and Christian J. Hoffmann III, respectively all of whom are principal shareholders of the Company, each issued convertible promissory notes in the amount of $10,000 for a total of $30,000 to the Company. Under the terms of the notes, each note bears interest at a rate of 6.0% with principal and interest due on December 14, 2011. The notes and any accrued interest are convertible into common stock of the Company at the issuers request at a rate of $0.30 per share. In addition, each note holder was issued 33,333 common stock warrants for a total of 99,999 total warrants. The warrants vested immediately, have an exercise price of $0.30 per share and have a 10 year term expiring December 14, 2020.  As a result of the warrants and the conversion feature, a discount was recorded on the debt in the amount of $15,000.  The discount is amortized over the one year term of the debt. As of December 31, 2010 there was $14,375 of non-amortized discount netted against the carrying amount of the debt.

During the years ended December 31, 2010 and 2009, the Company paid $1917.50 and $51,315, respectively, in legal services to a firm in which a principal stockholder of Aurios is a partner. He also performed or supervised the legal services rendered by his law firm.  As of December 31, 2010 and December 31, 2009, the Company owed the law firm $43,057 and $14,183, respectively. In addition, on December 31, 2010, the Company converted a portion of legal fees incurred into a convertible note payable. Under the terms of the note, the company owes the firm $44,248, the note bears interest at a rate of 3.0%, with all outstanding principal and interest due on January 15, 2012, or earlier upon the occurrence of certain events. The note is convertible into shares of the Company’s common stock at a rate of $0.30 per share. There was no accrued interest as of December 31, 2010 related to this note. The law firm was also issued 147,490 common stock warrants, which vested immediately, have an exercise price of $0.30 per share, and have a 10 year term expiring December 30, 2020.  As a result of the warrants and the conversion feature, a discount was recorded on the debt in the amount of $22,124.  The discount is amortized over the one year term of the debt.  As of December 31, 2010 there was $22,124 of non-amortized discount netted against the carrying amount of the debt.

A schedule of minimum future principal payments on the above notes payable is as follows:
Year Ending	Principal		Net
December 31,	Amount	Discount	Amount
2011	$30,000	$14,375	$15,625
2012	88,369	22,124	66,245

	$118,369	$36,499	$81,870

Note 3
Accounts Receivable

Accounts receivable consists of:

	December 31,	December 31,
	2010	2009
Accounts Receivable	$975	$2,932
Less: Allowance for Doubtful Accounts	-	-
	$975	$2,932

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 4
Concentration of Credit Risk

The Company maintains cash accounts at a financial institution. At December 31, 2010 and 2009, the Company had no uninsured cash and cash equivalents.

For the years ended December 31, 2010 and 2009, the Company had 90% and 83% of sales to three and four customers, respectively. As of December 31, 2010 and 2009, receivables from these customers were $450 and $2,931, respectively.

Note 5
Stockholders’ Equity

Preferred Stock:

On December 14, 2007, the Company completed a private placement of Series A Convertible Preferred Stock pursuant to the terms of a Private Placement Memorandum with accredited investors. The Series A Convertible Preferred Stock was issued at $0.25 per share. Each Series A Convertible Preferred Stock is convertible into shares of the Company’s common stock at a price of $0.10 per share after ninety (90) days from the date of issuance. The shares of Series A Convertible Preferred Stock are redeemable, at the option of the Company, on or after the second anniversary of the date of issuance, plus all accrued but unpaid dividends, on the following basis: (i) $0.30 per share if redeemed on or after the second anniversary of the date of issuance; (ii) $0.35 per share if redeemed on or after the third anniversary of the date of issuance; and (iii) $0.40 per share if redeemed on or after the fourth anniversary of the date of issuance. The Company committed to file a registration statement to register the conversion shares under the Securities Act of 1933 (“the Securities Act”), as amended, and all applicable state securities laws after the conclusion of the offering of the shares of Series A Convertible Preferred Stock by the Company. The Company filed such registration statement and it became effective in May 2009.

On March 9, 2010, 460,000 shares of Series A Convertible Preferred Stock were converted into 1,150,000 common shares.

Common Stock:

On August 31, 2009, the Company approved a 2.5 for 1 stock split, which resulted in 2,240,000 shares of Common Stock outstanding, which has been reflected retroactively for all periods presented.

Additionally, on August 31, 2009, the Company commenced a private placement of a minimum of 80,000 shares and a maximum of 400,000 shares of its Common Stock to accredited investors at a price of $0.25 per share. As of September 30, 2010, the private placement was closed and the Company had sold 288,000 shares, for gross proceeds of $72,000.

Stock Options:

The Company, under its 2007 Stock Option Plan, is authorized to grant options for up to 625,000 shares of common stock, no par value. Options may be granted as incentive stock options or nonqualified stock options. Incentive stock options shall not be granted at less than one hundred percent (100%) of the fair market value of the common stock on the date of the grant, and have exercise terms of up to ten years with vesting periods determined at the discretion of the Company’s board of directors. As of December 31, 2010 no stock options had been granted.

Warrants:

The fair value of warrant grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for all grants: 5 year expected life of warrants using the “plain vanilla method”, which management believes approximates the actual expected term, risk-free interest rates of 2.01% - 2.11%, volatility of approximately 32.4%, and a 0% dividend yield.

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 5
Stockholders’ Equity (Continued)

Warrants: (continued)

On December 15, 2010, the Company granted warrants to purchase shares of common stock at $0.30 per share to Ira Gaines, Paul Attaway, and Christian Hoffmann III, respectively all of whom are principal shareholders of the Company, each  were issued 33,333 common stock warrants for a total of 99,999 total warrants. The warrants vested immediately, have an exercise price of $0.30 per share and have a 10 year term expiring December 14, 2020. The Company valued the warrants at $0.10 per warrant using the Black-Scholes option pricing model.

On December 31, 2010, the Company granted 147,490 warrants to purchase shares of common stock at $0.30 per share to the law firm of Quarles & Brady LLP. The warrants vested immediately, have an exercise price of $0.30 per share and have a 10 year term expiring December 30, 2020. The Company valued the warrants at $0.10 per warrant using the Black-Scholes option pricing model.

Warrants Outstanding and Exercisable

Weighted
Average
	Weighted		Remaining
	Average	Aggregate	Contractural
Number of	Exercise	Intrinsic	Life
Shares	Price	Value	(In Years)

247,489	$0.30	$-	9.99

Note 6
Income Taxes

The provisions for income tax expense consist of the following:

	December 31,
	2010	2009
Deferred:
Income tax benefit at statutory rates	$44,000	$51,000
Valuation allowance of net operating loss	(44,000)	(51,000)

	$-	$-

The Company’s deferred tax asset consists of the following:

	December 31,
	2010	2009
Deferred tax asset:
Net operating loss carryforward	$131,800	$87,800
Less: Valuation allowance	(131,800)	(87,800)

	$-	$-

AURIOS INC.
NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6
Income Taxes (Continued)

As of December 31, 2010 and 2009, the Company had net operating loss carryforwards of approximately $338,000 and $225,000, respectively. The loss carryforwards, unless utilized, will expire from 2027 through 2030.

Our federal and state tax returns are subject to changes upon examination. For federal income tax purposes, years 2007 through 2010 are open for examination and for state income tax purposes the years 2006 through 2010 are open for examination.

The Company’s policy is to classify any interest and penalties to income taxes in the financial statements.

Note 7
Going Concern

The Company has incurred an accumulated deficit and has had negative cash flows from its operations. Realization of the Company’s assets is dependent upon the Company’s ability to meet its future financing requirements and the success of future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has no expansion plans that would require significant infusions of capital into its operations; however, it expects that it will need additional working capital in the next twelve months if it does not generate positive cash flow from operations.  No assurances can be given that the Company will be able to raise such additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to the Company.  If the Company is unable to raise additional funds, it could be required to either substantially reduce or terminate its operations.